SLIDES USED IN MEETINGS WITH PROSPECTIVE INVESTORS AND STOCKHOLDERS OF DENDREON CORPORATION AND OF CORVAS INTERNATIONAL, INC., BEGINNING JULY 2, 2003

Filed by Dendreon Corporation

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Corvas International, Inc.

Form S-4 File No. 333-104167

This filing relates to the proposed acquisition (“Acquisition”) by Dendreon Corporation (“Dendreon”) of Corvas International, Inc. (“Corvas”) pursuant to the terms of an Agreement and Plan of Merger, dated February 24, 2003, as amended on June 12, 2003 (the “Merger Agreement”), by and among Dendreon, Seahawk Acquisition, Inc., Charger Project LLC and Corvas. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Dendreon on February 25, 2003, and the Waiver and Amendment to the Merger Agreement, dated June 12, 2003, is on file with the SEC as an exhibit to Amendment No. 2 to the Registration Statement on Form S-4 filed by Dendreon on June 19, 2003, both of which are incorporated by reference into this filing.

Additional Information About the Acquisition and Where to Find It

Dendreon and Corvas have filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which contains a joint proxy statement/prospectus with respect to the Acquisition and other relevant materials. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE ACQUISITION. The joint proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the joint proxy statement/prospectus, and any other reports and documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

Investors and security holders may obtain free copies of the reports and documents filed with the SEC by Dendreon by directing a request to: Dendreon Corporation, 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors, and security holders may obtain free copies of the reports and documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the Acquisition. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the joint proxy statement/prospectus. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in the joint proxy statement/prospectus and in Corvas’ Annual Report on Form 10-K, which was filed with the SEC on March 14, 2003. Certain directors and executive officers of Corvas may have direct or indirect interests in the Acquisition due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, or rights to severance payments if their employment is terminated following the Acquisition. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the Acquisition is contained in the joint proxy statement/prospectus.

Investors and security holders are urged to read the joint proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the joint proxy statement/prospectus, and any future report and document filed with the SEC by Dendreon and Corvas, before making any voting or investment decision with respect to the Acquisition.

Forward-looking Statements

Except for historical information contained herein, the slides contain forward-looking statements, including statements about the Acquisition and future financial and operating results of the combined company. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties, particularly those risks and uncertainties inherent in any acquisition transaction and the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, that could cause actual results to differ materially from those described in the forward-looking statements.

Statements of expected synergies, benefits, accretion, timing of closing, execution of integration plans and management and organizational structure are all forward-looking statements. Risks and uncertainties include the possibility that the market for the sale of certain products may not develop as expected; that development of the companies’ products, including potential cardiovascular and cancer products, may not proceed as planned; risks associated with completing ongoing clinical trials, including the rNAPc2 clinical trial for the treatment of patients with unstable angina and non-ST-segment elevation myocardial infarction; the risk that the results of one clinical trial will not be repeated in another clinical trial; the risk that results in preclinical studies may not be confirmed in clinical trials or that other preclinical studies will reveal adverse characteristics that preclude further development of a preclinical product candidate; the risk that the results of a clinical trial, including Phase 3 trials of Provenge, will not support applying for or approval of a biologics license by the FDA; the risk that the Acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the Acquisition, the businesses of the companies, including the retention of key employees, suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; risks related to Dendreon’s limited operating history; the risk that the companies may not secure or maintain relationships with collaborators; the companies’ dependence on intellectual property; and other risks and uncertainties that are described in the reports filed by Dendreon and Corvas with the SEC. Additional information on the risks and uncertainties that could affect the companies’ business, financial condition and results of operations are contained in their respective filings with the SEC, which are available at www.sec.gov.

The following are slides from presentations made to prospective investors and stockholders of Dendreon and of Corvas beginning July 2, 2003.

Additional Information About the
Acquisition and Where to Find It

Dendreon and Corvas have filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which contains a joint proxy statement/prospectus with respect to the combination and other relevant materials. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE COMPANIES’ RELEVANT FILINGS WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INOFRMATION ABOUT DENDREON, CORVAS AND THE COMBINATION. The joint proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the joint proxy statement/prospectus, and any other reports and documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

Investors and security holders may obtain free copies of the reports and documents filed with the SEC by Dendreon by directing a request to: Dendreon Corporation, 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors and security holders may obtain free copies of the reports and documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the combination. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the joint proxy statement/prospectus. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in the joint proxy statement/prospectus and in Corvas’ Annual Report on Form 10-K, which was filed with the SEC on March 14, 2003. Certain directors and executive officers of Corvas may have direct or indirect interests in the combination due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, or rights to severance payments if their employment is terminated following the combination. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the combination is contained in the joint proxy statement/prospectus.

Momentum Continues in 2003

Corvas Acquisition

  Stock for stock transaction
  Valued at $73 M, based on Dendreon closing stock price of $5.79 on 2/24/03, an 83% premium to Corvas’ stock price as of the same date
  Dendreon will own 71.6% and Corvas stockholders will own 28.4%, based on current capitalization
  Combination is expected to increase stockholder value by creating a more diversified and sustainable organization

  – Two Phase 3 programs
  – Two Phase 2 programs
  – One Phase 1 program

Breadth in Oncology

Vaccine Targets	Antibodies	Small Molecules	Prodrug Program
NY-ESO	Trp-p8	Trp-p8	uPA
CEA	DN1924	Urokinase (uPA) Inhibitors	Other Serine Proteases
MN	DN1924 (autoimmune diseases)	Matriptase Inhibitors
Telomerase	Serine Protease Inhibitors
Trp-p8
ARF

DNDN

CVAS

Advanced Clinical Trial Pipeline

Product / Target	Phase 1	Phase 2	Phase 3

Provenge®
Androgen Independent Prostate Cancer			Completed
D9901
D9902
Androgen Dependent Prostate Cancer
P-11 (Provenge alone)
P-16* (Provenge+Avastin)

MylovengeTM
Multiple Myeloma

rNAPc2
Acute Coronary Syndromes

APC8024
Breast, Ovarian, Colon Cancers

* NCI-Sponsored Trial			DNDN CVAS

Provenge Trial D9902B

  Special Protocol Assessment received from FDA – D9902B will serve as basis for BLA application
  Trial enrolling AIPC patients with Gleason score < 7
  Approximately 275 patients will be enrolled into study to support BLA

Provenge Collaboration Discussions

  Discussions progressing as planned
  Large market, strong data and regulatory plan have driven interest
  Competitive process
  Will be structured as co-development and co-promotion agreement
  Global agreement minus Asia and Oceania

APC8024 Phase 1 Trials

Patient Population

  18 patients enrolled;16 evaluated
  Advanced, metastatic breast cancer patients
  Her-2 positive (2+,3+)
  Failed multiple courses of chemotherapy including 15/16 who failed Herceptin
  Historical median time to progression 3-6 months

Endpoints

  Safety
  Clinical response
  Immune response

ANTHEM TIMI 32	Phase 2 Trial Design

[GRAPHIC]	Part 1 - Dose Escalation Initial safety experience

[GRAPHIC]	Part 2 - Dose Ranging Evaluate safety & efficacy Seek Collaborator

[GRAPHIC]	Part 3 - Dose Confirmation Select dose of Phase 3 Conducted with Collaborator

Pro Forma Balance Sheet

Quarter Ending March 31, 2003 ($ in millions)
Pro Forma
Cash, cash equivalents, short-term & long-term investments	$133.8

Working capital	88.7

Total assets	143.6

Total stockholders' equity	107.6

The New Dendreon

  Creating a top tier biotech company
  Validated therapeutic cancer platform

  – Near-term market opportunities
  – Significant clinical benefit demonstrated with Provenge®

  Broad portfolio includes vaccines, monoclonal antibodies, small molecules and prodrugs
  Industry leading partners
  Capital to invest in promising programs